
02006028

U... SECURITIES AND EXC... ...ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT


SEC MAIL
RECEIVED
PROCESSING
FEB 19 2002

PART III

SEC FILE NUMBER
8- 52773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Affinity Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Independence Boulevard
(No. and Street)

Warren (City) **NJ** (State) **07059** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ellen Alboum, Financial and Operations Principal **(908) 719-3821**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

100 Cummings Center, Suite 211C (Address) (City) Beverly, MA (State) 01915 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Hobday, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affinity Investment Services, LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.



Signature

President
Title



Notary Public
STEFANIE E. SENGLE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 5, 2003

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Membership Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

TABLE OF CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM

INDEPENDENT AUDITOR'S REPORT

Managing Committee
Affinity Investment Services, LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of Affinity Investment Services, LLC as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Affinity Investment Services, LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Beverly, Massachusetts
January 24, 2002
affinv.bo.bso.fs.ann.01.at

AFFINITY INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	328,390
Equipment, net (Note 3)		4,421
Prepaid expenses and other assets		17,864
	$	350,675

LIABILITIES AND MEMBERSHIP EQUITY

Accounts payable and accrued expenses	$	223,295
Membership Equity (Note 6)		127,380
	$	350,675

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Affinity Investment Services, LLC (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Affinity Financial Services, LLC (the Parent). The Company was established primarily to provide brokerage services for members of Affinity Federal Credit Union.

The company received approval for membership by National Association of Securities Dealers, Inc. to operate as a registered broker-dealer on February 7, 2001.

The financial statements have been prepared from the separate records maintained by Affinity Investment Services, LLC and may not necessarily be indicative of the conditions that would have existed or the results of operations if the subsidiary had been operated as an unaffiliated company.

A summary of the Company's significant accounting policies follows:

Basis of Accounting:

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents:

Cash and cash equivalents include deposits with a high credit quality financial institution and other highly liquid investments which are readily convertible into cash.

Depreciation:

Depreciation of equipment is provided for by the straight-line method over the estimated useful lives of the related assets.

Income Taxes:

Affinity Investment Services, LLC is a single member limited liability company and as such is not subject to income tax. Income or loss from the Company is passed through its member.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $5,000 as a deposit in an account with the agent.

Note 3. Equipment

Equipment consists of the following at December 31, 2001:

Furniture and equipment	$	49,827
Less: accumulated depreciation		(45,406)
	$	4,421

Note 4. Employee Benefit Plans

Pension benefits for the Company is provided through Affinity Financial Services, LLC parent company, Affinity Federal Credit Union. The pension plan is a defined contribution plan and participation is limited to all regular employees who meet specific length of service and age limitations.

The Company also participates in the Affinity Financial Services, LLC parent company's, Affinity Federal Credit Union, 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Pension costs are accrued and funded on a current basis.

Note 5. Off Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $104,988 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 2.13 to 1.


McGLADREY & PULLEN, LLP
Certified Public Accountants





SEC MAIL
RECEIVED
PROCESSING
FEB 19 2002
SECTION

AFFINITY INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001